Peter Rawlins

Peter Rawlins is responsible for all aspects of trading and client experience at SPORTBLX. Additionally, Mr. Rawlins is a senior member of the Clinton Group team. Mr. Rawlins joined the Clinton Group in 1995, having held roles such as Director of Operations, Head of Fixed Income Finance, and Head of Equity and Equity Option trading. Mr. Rawlins' 20+ years of experience with all phases of Trading, Cash Management, and Clearing uniquely positions him to oversee the full trading life cycle, as well as to help in managing the strategic outside relationships at SPORTBLX